                                                                   Exhibit 99.53


                        (POINTS INTERNATIONAL LTD LOGO)

          POINTS INTERNATIONAL LTD. REPORTS 2004 FIRST QUARTER RESULTS HIGHLIGHTS INCLUDE 12% REVENUE GROWTH OVER PREVIOUS QUARTER;
                         COMPLETED MILEPOINT ACQUISITION

TORONTO, MAY 7, 2004 - Points International Ltd (TSX: PTS), operator of the only independent loyalty program currency exchange - at www.points.com - reported financial results for the first quarter of 2004.

"The first quarter of 2004 continues Points' success in growing our business." noted CEO Rob MacLean. "Relationships forged in Q1 and early Q2 with Interval International (an affiliate of InterActiveCorp), US Airways and S&H greenpoints, continue to enhance our roster of world-class partners, expanding the high value exchange opportunities for our customers."

As previously released, on March 31, 2004, Points completed the acquisition of substantially all the assets of MilePoint, Inc. "The MilePoint acquisition brings partner relationships with Northwest Airlines, Delta Air Lines and Starwood Hotels & Resorts, and will provide additional impetus for progress in 2004." said MacLean. The MilePoint transaction is expected to positively impact the company's financial results effective April 1, 2004. MilePoint's unaudited annual revenues for fiscal and calendar year 2003 were approximately $2.2 million.

"We are particularly pleased with the 31% growth of our recurring revenues from existing products and relationships this quarter over the fourth quarter of 2003. With strong transactional growth and more partners and exchange options coming online each month, we continue to be excited about the progress and prospects for the business."

First quarter financial highlights include:

     - Revenue of $1.62 million for the first quarter of 2004 (2003 - $1.30 million), compared with revenue of $1.45 million earned in the fourth quarter of 2003. Points' recurring revenues grew by 31% over the fourth quarter of 2003 and by 53% year over year. As a result of this strong growth and the partners acquired, Management expects the second quarter revenues to experience higher growth rates than first quarter of 2004.

     - General and administrative expenses were $2.65 million for the quarter (2003 - $1.50 million) and flat compared to the fourth quarter of 2003. Points expects the second quarter general and administrative expenses to be similar to the first quarter of 2004.

     - Earnings (loss) before interest, amortization and other deductions ("EBITDA") of ($1.03) million for the first quarter of 2004 compared with ($1.20 million) in the prior quarter and ($202,000) for the same period in 2003.

     - A 25% reduction in the period net loss, to $1.90 million compared with $2.61 million in the prior quarter. The loss for the previous year was $1.02 million.

     - Cash increased to $24.24 million at quarter end, compared to $20.27 million at 2003 year end. Increased cash is attributed to growth in Points' business and, as a result, deposits have also increased.

     - As at quarter-end, Points has powered the cumulative online exchange, sale and transfer of over 3.8 billion points and miles, up from 3.0 billion at year-end 2003.

     - Points Exchange activity continued to demonstrate strong growth in the first quarter of 2004, with over 400% more points and miles being exchanged versus the same period in 2003. The transaction size of each exchange also grew to 17,900 points per exchange, an increase of 42% over the first quarter of 2003.

Additional financial and business metrics will be discussed in the Corporation's Interim Management's Discussion and Analysis and the unaudited consolidated financial statements.

ABOUT POINTS INTERNATIONAL LTD.

Points operates the Points Exchange, the only independent loyalty points exchange - at www.points.com - allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. The Points Exchange has to date attracted over 35 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan), US Airways(R) (Dividend Miles), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), American West Airlines (FlightFund), Alaska Airlines, (Mileage Plan), JCPenney and many more.

Points' shares trade on the TSX under the stock symbol PTS. For more information, visit www.points.com.

CONTACT:

FOR PRESS ONLY:
Jeremy Adams, Edelman Public Relations
(312) 233-1226, jeremy.adams@edelman.com

FOR INVESTOR RELATIONS:
Steve Yuzpe, CFO, Points International
(416) 596-6382, Steve.Yuzpe@points.com

FOR PARTNERSHIPS AND OTHER INQUIRIES:
Christopher Barnard, President, Points International
(416) 596-6381, christopher.barnard@points.com.

         THE TSX HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR
                  THE ADEQUACY OR THE ACCURACY OF THIS RELEASE

ATTACHMENT:
POINTS INTERNATIONAL LTD.
EXCERPTS FROM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                            POINTS INTERNATIONAL LTD.

                  UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

                                   March 31,    December 31,
AS AT                                 2004          2003
-----                             -----------   ------------
             ASSETS
CURRENT
   Cash and cash equivalents      $24,243,231    $20,274,836
   Accounts receivable                887,100      1,004,370
   Prepaids and sundry assets       1,125,666        825,221
                                  -----------    -----------
                                   26,255,997     22,104,427

LONG-TERM INVESTMENTS                 161,629        161,629
PROPERTY, PLANT AND EQUIPMENT         669,032        513,723
INTANGIBLE ASSETS (Note 7)          8,799,479      1,320,692
FUTURE INCOME TAXES RECOVERABLE       590,000        590,000
DEFERRED COSTS                      2,521,451      2,790,816
                                  -----------    -----------
                                  $38,997,588    $27,481,286
                                  ===========    ===========

                            POINTS INTERNATIONAL LTD.

                  UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

                                                   March 31,    December 31,
AS AT                                                2004           2003
-----                                            ------------   ------------
                  LIABILITIES

CURRENT
   Accounts payable and accrued liabilities      $    961,807   $  1,187,598
   Deposits                                        15,949,483     10,455,646
   Current portion of acquisition loan payable      2,759,384             --
                                                 ------------   ------------
                                                   19,670,674     11,643,245

ACQUISITION LOAN PAYABLE (Note 8)                     765,123             --
CONVERTIBLE DEBENTURE                               8,243,396      8,036,372
CONVERTIBLE PREFERRED SHARES                       13,241,478     13,024,478
                                                 ------------   ------------
                                                   41,920,671     32,704,095
                                                 ------------   ------------

             SHAREHOLDERS' EQUITY

CAPITAL STOCK                                      21,948,908     17,728,461
WARRANTS                                            2,766,610      2,785,737
DEFICIT                                           (27,638,601)   (25,737,007)
                                                 ------------   ------------
                                                   (2,923,083)    (5,222,809)
                                                 ------------   ------------
                                                 $ 38,997,588   $ 27,481,286
                                                 ============   ============

                          POINTS INTERNATIONAL LTD.

                         UNAUDITED INTERIM CONSOLIDATED
                      STATEMENTS OF OPERATIONS AND DEFICIT

                                                   March 31,      March 31,
FOR THE THREE MONTHS ENDED                           2004           2003
--------------------------                       ------------   ------------
REVENUES
   Points operations                             $  1,532,513   $  1,283,521
   Interest revenue                                    85,052         20,671
                                                 ------------   ------------
                                                    1,617,565      1,304,192

GENERAL AND ADMINISTRATION                          2,650,957      1,506,721
                                                 ------------   ------------
LOSS - Before interest, amortization and other
   deductions                                      (1,033,392)      (202,529)
                                                 ------------   ------------
   Interest on convertible debenture                  207,024        165,000
   Interest on Series Two Preferred Share             217,000             --
   Interest and bank charges                              261          4,549
   Amortization of property, plant and
      equipment, intangible assets and
      deferred costs                                  443,917        646,411
                                                 ------------   ------------
                                                      868,202        815,960
                                                 ------------   ------------

NET LOSS                                           (1,901,594)    (1,018,489)
DEFICIT - Beginning of period                     (25,737,007)   (19,200,816)
DEFICIT - End of period                          $(27,638,601)  $(20,219,305)
                                                 ============   ============
LOSS PER SHARE (Note 2)                          $      (0.03)  $      (0.02)
                                                 ============   ============

                            POINTS INTERNATIONAL LTD.

                         UNAUDITED INTERIM CONSOLIDATED
                            STATEMENTS OF CASH FLOWS

                                                                   March 31,     March 31,
FOR THE THREE MONTHS ENDED                                           2004           2003
--------------------------                                        -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                       $(1,901,594)  $(1,018,489)
   Items not affecting cash
      Amortization of property, plant and equipment                    56,354       375,171
      Amortization of deferred costs                                  199,346        82,190
      Amortization of intangible assets                               188,217       189,050
      Cancellation of warrants issued for services                     (1,167)           --
      Interest on Series Two Preferred Shares                         217,000            --
      Interest accrued on convertible debenture                       207,024       165,000
                                                                  -----------   -----------
                                                                   (1,034,820)     (207,077)
Changes in non-cash balances related to operations (Note 6 a)       5,159,380     3,412,690
                                                                  -----------   -----------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES                         4,124,560     3,205,613
                                                                  -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment, net of proceeds        (211,664)      (79,947)
   Purchase of intangible assets                                      (17,004)      (35,374)
   Costs related to the acquisition of MilePoint, Inc. (Note 7)      (200,000)           --
                                                                  -----------   -----------
CASH FLOWS USED IN INVESTING ACTIVITIES                              (428,668)     (115,321)
                                                                  -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
   Deferred financing costs                                            70,018            --
   Repayment of obligations under capital leases                           --      (114,912)
   Issuance of capital stock, net of share issue costs                202,485       153,655
                                                                  -----------   -----------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                           272,503        38,743
                                                                  -----------   -----------
INCREASE IN CASH                                                    3,968,395     3,129,035
CASH AND CASH EQUIVALENTS - Beginning of period                    20,274,836     7,341,700
                                                                  -----------   -----------
CASH AND CASH EQUIVALENTS - End of period                         $24,243,231   $10,470,735
                                                                  ===========   ===========

                            POINTS INTERNATIONAL LTD.
          NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2004

1.   ACCOUNTING POLICIES

The company's interim financial statements have been prepared using accounting policies consistent with those used for the preparation of its annual financial statements. These interim financial statements should be read in conjunction with the company's 2003 audited consolidated financial statements. These financial statements contain all adjustments which management believes necessary for fair presentation of the financial position, results of operations and cash flows.

     a.   Basis of presentation

          The consolidated financial statements include the accounts of the Company and from their respective dates of acquisition of control or formation of its wholly owned subsidiaries. All inter-company transactions and amounts have been eliminated on consolidation.

     b.   Goodwill

          Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The company currently compares the carrying amount of the goodwill to the fair value, at least annually, and recognizes in net income any impairment in value.

     c.   Intangible assets

          Intangible assets represent the fair value of contracts acquired by the company on MilePoint, Inc, acquisition. The carrying value of these contracts will be amortized on a straight-line basis over the life of the contracts.

2.   LOSS PER SHARE

     a)   Basic loss per share

          Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the three months ended March 31 that amounted to 63,394,531 shares (March 31, 2003 - 54,606,209).

     b)   Fully-diluted loss per share

          The fully-diluted loss per share has not been computed, as the effect would be anti-dilutive.

3.   SEGMENTED INFORMATION

Reportable segments: The company has only one operating segment whose operating results are regularly reviewed by the company's chief operating decision maker and for which complete and discrete financial information is available. The company's business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at March 31, 2004 and December 31, 2003 present the financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment.

Enterprise-wide disclosures: $1,475,886 (March 31, 2003 - $1,319,997) of the company's revenues were generated in the U.S. for the three month period, with the remaining revenues generated in Canada, Europe and Asia. A significant majority of the company's assets are located in Canada.

4.   ECONOMIC DEPENDENCE

For the three-month period ended March 31, 2004, approximately 65% of the company's revenues are from its two largest customers (65% at March 31, 2003). In addition, as at March 31, 2004, 80% of the company's deposits are due to these customers (58% as at December 31, 2003).

5.   STOCK-BASED COMPENSATION

Effective January 1, 2002 the company adopted CICA 3870 ("Stock-based Compensation and Other Stock-based Payments"). As permitted by CICA 3870 the company has applied this change prospectively for new awards granted on or after January 1, 2002. The company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. In periods prior to January 1, 2002 the company recognized no compensation when stock or stock options were issued to employees. Supplementary pro forma information regarding net income is required by CICA 3870 as if the company had accounted for its employee stock options granted after December 31, 2001 under the fair value method.

During the quarter ended March 31, 2004, no options were issued to employees. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The company's pro forma net income under Canadian GAAP would be reduced by approximately $56,100 for the three months ended March 31, 2004. Basic loss-per-share figures would not have changed.

6.   STATEMENT OF CASH FLOWS

     a.   Changes in non-cash balances related to operations are as follows:

                                                                MARCH 31,    MARCH 31,
FOR THE THREE MONTHS ENDED                                        2004         2003
--------------------------                                     ----------   ----------
Decrease (Increase) in accounts receivable                     $  117,270   $ (234,143)
Increase in prepaid and sundry assets                            (300,445)    (172,762)
Decrease in accounts payable and accrued liabilities             (225,791)    (139,018)
Increase in deposits                                            5,493,837    3,958,613
Increase in liability related to MilePoint, Inc. acquisition       74,509           --
                                                               ----------   ----------
                                                               $5,159,380   $3,412,690
                                                               ==========   ==========

     b.   Supplemental information

          Interest and taxes

          Interest of $261 was paid during the three month period ended March 31, 2004 (three months ended March 31, 2003 - $4,549). Interest revenue of $85,052 was earned during the three month period ended March 31, 2004 (three months ended March 31, 2003 - $20,671). No income taxes have been paid.

          Non-cash transactions

          Non-cash transactions for the quarter ended March 31, 2004 are as follows:

          (i) 185,999 shares of Points.com Inc. were acquired in exchange for 465,724 shares of the Corporation.

          (ii) 4,000,000 shares (valued at $4,000,000) of the Corporation were issued as part consideration in the acquisition of MilePoint, Inc. (see Note 6).

          (iii) $9,937 of revenue earned for hosting services provided was paid in loyalty currency. The currency was valued at the purchase price of the miles. The expense will be recognized as the currency is used.

          (iv) The Corporation received $41,415 of loyalty currency from a partner as reimbursement of a portion of the partner's direct expenses for the services provided by the Corporation.

          (v) Interest of $207,024 was accrued on the convertible debenture.

          (vi) Interest of $217,000 was accrued on the Series Two Preferred.

     c.   Cash and cash equivalents consist of:

                                      MARCH 31,    DECEMBER 31,
                                         2004          2003
                                     -----------   ------------
Cash                                 $16,656,147    $ 9,046,701
Short-term investments                 5,680,274      9,627,468
Cash held by credit card processor     1,906,810      1,600,667
                                     -----------    -----------
                                     $24,243,231    $20,274,836
                                     ===========    ===========

7.   MILEPOINT INC. ACQUISITION

On March 31, 2004 Points acquired substantially all of the assets of MilePoint, Inc., a loyalty program technology provider and operator. The purchase price of $7.5 million was satisfied through a combination of $3.5 million in cash payable, without interest, over two years and four million common shares.

The cost of the acquisition and the fair values assigned are as follows:

Intangibles                $  225,000
Contracts with Partners     3,450,000
Goodwill                    3,975,000
                           ----------
                           $7,650,000
                           ==========

Consideration:
Cost of Transaction        $  200,000
Capital Stock Issued        4,000,000
Acquisition Loan Payable    3,450,000
                           ----------
                           $7,650,000
                           ==========

The acquired contracts with partners will be amortized over the life of the contracts. The goodwill and other intangibles will not be amortized; these will be reviewed annually and any permanent impairment will be recorded and charged to income in the year that the impairment has occurred.

The loan payable, which has a face value of $3,500,000, is discounted to its fair value as it is non interest bearing and due over two years.

8.   MILEPOINT INC. ACQUISITION PAYMENTS

Payments under the terms of the acquisition loan payable are as follows:

Acquisition Loan Payable   $3,450,000
   Less: Current Portion    2,684,877
                           ----------
Long-Term Portion          $  765,123
                           ==========